KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

21 December, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 21 December, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES AGREEMENT TO BUY R.STAHL FÖRDERTECHNIK SIGNED

KCI Konecranes and R.STAHL AG have signed a definitive agreement concerning the sale of STAHL's Material Handling division, R.Stahl Fördertechnik, to KCI Konecranes. The purchase price on a cash and debt free basis is EUR 30.5 M. In addition, KCI Konecranes will assume approximately EUR 30 M in pension liabilities. Depending on the level of net working capital at closing, the seller is also entitled to an additional consideration estimated at EUR 5 M. Subject to approval from relevant competition authorities, final closing of the transaction is expected on December 30, 2005. The German competition authorities have already cleared the transaction.

"We are convinced that R.Stahl Fördertechnik and its people are a great asset for KCI Konecranes and our customers," said Pekka Lundmark, President and CEO, KCI Konecranes. " The transaction brings together some of the crane industry's strongest brands and most innovative technologies. The move also accelerates KCI Konecranes' strategic initiative to advance its positions on the German market."

STAHL's Material Handling division generated sales of EUR 113 M and an EBITDA-margin of 5 % in 2004. The full year 2005 profitability of the division is expected to improve from the 2004 level. The acquisition is expected to be EPS neutral before synergies in 2006 and contribute positively to earnings per share from 2007.

The operations of R.Stahl Fördertechnik will continue under the STAHL brand and will be part of the Group's Standard Lifting Equipment business area.

Background

On 26 October 2005, KCI Konecranes Plc announced its intention to acquire R.Stahl Fördertechnik GmbH. R.Stahl Fördertechnik is a significant global player in the field of specialised lifting applications, such as explosion proof material handling. The company employs approximately 750 people and has manufacturing sites in Künzelsau and Ettlingen, Germany. The company has 13 subsidiaries outside Germany and a wide network of sales representatives all over the world.

Main attractions to KCI Konecranes include complementary products, a large global installed base of STAHL cranes and a strong offering for the automotive and petrochemical industries. Specialised products such as explosion proof systems are steadily growing in importance, and have so far formed only a limited part of KCI Konecranes' product portfolio. The acquisition also advances the group's position in new markets such as India, Spain and Portugal through Stahl's local presence.

About R.STAHL AG

Founded in 1876 by Rafael Stahl, R. STAHL is a technology group providing products for demanding special performance areas. The main emphasis is on the Explosion Protection and Material Handling divisions providing over 90% of the group's turnover. R. STAHL is headquartered in Waldenburg, Germany, and listed on the Frankfurt and Stuttgart stock exchanges. For further information please visit their corporate website at www.stahl.de.

About KCI Konecranes

KCI Konecranes is a world leading crane technology and service company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as

reach stackers and lift trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Pekka Lundmark, President & CEO, phone: +358-20 427 2000
Teuvo Rintamäki, Chief Financial Officer, phone: +358-20 427 2040

DISTRIBUTION
www.konecranes.com
Helsinki Stock Exchange
Media